This Report on Form 6-K is incorporated by reference into the prospectus included in the Registration Statement on Form F-4 of Woori Bank (File No. 333-226345).

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Appraisal Rights Exercise Regarding a Comprehensive Stock Transfer

1) Share purchase price for the shares held by shareholders exercising appraisal rights : KRW 16,079

2) Appraisal rights exercise period : December 28, 2018 ~ January 07, 2019

3) Total number of shares purchased as a result of the exercise of appraisal rights and total share purchase amount

•	Common shares : 11,453,702

•	Share purchase amount : KRW184,164,074,458

4) Payment date of the share purchase : January 09, 2019 (expected date)

5) Share purchase price determined in accordance with the method prescribed by

•	Article 62-2 of the Financial Holding Company Act and Article 33-2 of its Enforcement Decree

•	Article 165-5 of the Financial Investment Services and Capital Markets Act and Article 176-7 of its Enforcement Decree

The payment date remains subject to change

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: January 8, 2019	By: /s/ Won Duk Lee
(Signature)
	Name:	Won Duk Lee
	Title:	Executive Vice President